SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 30 June 2014

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Result of GM

Exhibit No: 99.1

InterContinental Hotels Group PLC ("IHG" or the "Company")

Results of General Meeting: Special Dividend and Share Consolidation

At IHG's General Meeting held today, Monday, 30 June 2014, Shareholders approved both of the Resolutions set out in the Notice of General Meeting sent to Shareholders on Friday, 6 June 2014. These Resolutions were in connection with IHG's proposed Share Consolidation and the obtaining of a new authority to enable the Company to make market purchases of its New Ordinary Shares following the implementation of the Share Consolidation.

Special Dividend

The Share Consolidation was proposed in the context of a Special Dividend of US$2.93 (174.9 pence) per Existing Ordinary Share or per ADS (as applicable) immediately prior to the Share Consolidation. Following today's approval of both of the Resolutions by Shareholders, the Board has approved the payment of the Special Dividend of US$2.93 (174.9 pence) per Existing Ordinary Share or per ADS (as applicable) to Shareholders on the Register as at 6.00pm today, Monday, 30 June 2014, in pounds sterling and to ADR holders on the ADR register as at 4.00pm (New York time) today, Monday, 30 June 2014 (being the close of business on the day before the ADR effective date), in US dollars, such dividend to be paid on Monday, 14 July 2014.

Listing and Trading Application

Application has been made for 247,655,712 New Ordinary Shares of 15 265/329 pence (including 11,538,456 treasury shares) to be admitted to the premium segment of the Official List to the UK Listing Authority and to be admitted to trading on the London Stock Exchange's main market for listed securities to the London Stock Exchange. It is expected that dealings in the New Ordinary Shares will commence on Tuesday, 1 July 2014.

Results of General Meeting

Voting was conducted by way of a poll on both the Resolutions proposed at the General Meeting. The number of votes for and against each of the Resolutions put before the General Meeting and the number of votes withheld were as follows:

	Resolution	Votes For	%	Votes Against	%	Total Votes	Votes Withheld
1. 1.	Consolidation of share capital	168,029,327	99.69	514,802	0.31	168,544,129	182,009
2.	Authority to purchase own shares	168,408,417	99.93	118,118	0.07	168,526,535	199,603

NOTES:

1. The 'For' vote includes those giving the Chairman discretion.

2. Votes 'Withheld' are not counted in the calculation of the proportion of votes 'For' or 'Against' a resolution.

3. The total number of Existing Ordinary Shares in issue (including treasury shares) on Thursday, 26 June 2014 was 268,293,688. The Company holds just under 12.5 million treasury shares.

4. Copies of both Resolutions will be submitted to the UK Listing Authority via the National Storage Mechanism and will be available in due course for inspection at www.hemscott.com/nsm.do.

All definitions used in the Circular to Shareholders dated Friday, 6 June 2014 have the same meaning when used in this announcement.

For further information

Investor Relations (Catherine Dolton, David Kellett,	+44 (0)1895 512176	+44 (0)7808 098724
Isabel Green):

Media Relations (Yasmin Diamond, Zoe Bird):	+44 (0)1895 512008	+44 (0)7736 746167

Merrill Lynch International, which is authorised by the PRA and regulated in the United Kingdom by the FCA and the PRA, is acting as a corporate broker to InterContinental Hotels Group PLC and no-one else in connection with the Special Dividend and Share Consolidation and will not be responsible to anyone other than InterContinental Hotels Group PLC for providing the protections afforded to clients of Merrill Lynch International nor for providing advice in connection with the proposed Special Dividend and Share Consolidation or the contents of this document or any other matter referred to herein.

Notes for editors

IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of nine hotel brands, including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, EVEN™ Hotels and HUALUXE® Hotels and Resorts.

IHG manages IHG® Rewards Club, the world's first and largest hotel loyalty programme with nearly 79 million members worldwide. The programme was relaunched in July 2013, offering enhanced benefits for members including free internet across all hotels, globally.

IHG franchises, leases, manages or owns over 4,700 hotels and 688,000 guest rooms in nearly 100 countries and territories, with more than 1,100 hotels in its development pipeline.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

Visit www.ihg.comfor hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media, www.twitter.com/ihg, www.facebook.com/ihg or www.youtube.com/ihgplc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	30 June 2014